FUSION FUEL™

Endless energy.
Unlimited future.

ANNUAL REPORT

2023

01 —

CHAIRMAN'S LETTER



Fellow Fusion Fuel Green PLC shareholders:

To paraphrase the old saw, before I begin my chairman's letter, I have two things I want to say:

- I have spent my entire professional career as an investor in businesses, both public and private. Among the qualities that I prize most highly in a management team are transparency and accountability. When I took on the role of Board Chair at the inception of Fusion's life as a public company, I committed that Fusion's leadership would pride itself on being true to those attributes.
- I believe football is a metaphor for life. Success hinges on having the right set of skills / players AND a collective willingness to work together as a team, prioritizing the team's success over individual achievements. The coaches must be methodical in their game-planning but must also be able to make in-game adjustments. Lastly, the team needs to limit mistakes like penalties and turnovers, lest it find itself behind the sticks.

With those thoughts in mind, I want to reflect on 2023, which I would characterize as a transition year for our company. As the year began, it became increasingly clear to us that we had committed the penalty of a 'False Start'. Given the very public support at the highest levels of European governments, we had believed that the green hydrogen economy would develop much more quickly than would prove to be the case. Likewise, we were confident that our integrated HEVO-Solar technology would swiftly gain market acceptance by virtue of several design and performance characteristics that we believed made it a superior offering compared to centralized electrolyzers. Based on those assumptions, we made a significant investment in raw materials and components to support the buildout of our inventory of HEVO-Solar generators. This was a proactive step taken to ensure we were positioned to move quickly and decisively, safeguarding against the risk of missing out on prospective business opportunities.

To put it bluntly, we were wrong in multiple ways. From a macro-perspective, despite substantial public funding earmarked by governments in Europe and North America to accelerate the adoption of green hydrogen, the many layers of civil bureaucracy necessary to actualize those policies moved frustratingly slowly. Furthermore, lack of clarity surrounding regulations, permitting, and implementation of green hydrogen projects hindered commercial progress. For Fusion, while we were confident in the effectiveness of our small-scale, decentralized approach to producing green hydrogen, coupled with the performance benefits of integrating our proprietary micro-electrolyzer with high-efficiency CPV technology, we did not anticipate the obstacles we would face in obtaining the necessary licenses for HEVO-Solar projects following certain policy changes within our primary markets. Consequently, the HEVO-Solar did not achieve the commercial impact we envisioned.

While it was not the transformational product we had hoped for, it nevertheless served as a valuable technological stepping-stone to our next-gen green hydrogen solution, the HEVO-Chain. Indeed, our R&D department's ability to quicky adapt would prove to be the catalyst that changed the complexion of the game for Fusion Fuel. The HEVO-Chain capitalizes on all the advantages of our proprietary HEVO architecture – modularity and scalability along with superior efficiency and reliability as compared to centralized electrolyzers – but unlike its predecessor, it is energy agnostic and packaged in a familiar form factor that resonates with the market. And so, while we entered 2023 having to dig ourselves out of a hole, we soon began to see the impact that HEVO-Chain was having on our positioning in the market, garnering meaningful interest from both developers of green hydrogen projects and industrial companies.

In addition, the various bureaucracies across Europe, both at the member state and European Union-level, finally began funding grants and defining the statutory framework for green hydrogen, which helped instill confidence amongst investors and developers and catalyze the long-awaited advancement of green hydrogen projects. This ramp up in commercial activity has helped make our portfolio of European green hydrogen development projects a source of substantial value for the company, culminating in our 630 MW HEVO-Portugal project being named an Important Project of Common European Interest earlier this year. Our ability to successfully monetize these development assets, creating demand for our HEVO-Chain technology in the process, is expected to be a crucial driver of growth for the company over the coming years as the green hydrogen market continues to mature.

What we learned over the course of 2023, and which has continued into 2024, is that the reliability and scalability of the HEVO-Chain are proving to be strong sources of commercial advantage versus our competitors. Centralized electrolyzer systems continue to exhibit the telltale teething pains typical of a new industry: delays in deployment and complaints of efficiency and reliability challenges, resulting in poor performance and uptime. In keeping with the football analogy, as Hall of Fame football coach Bill Parcells said, "availability is the best ability." Unlike centralized electrolyzers which rely on large stacks of electrochemical cells, the HEVO-Chain's "stackless", decentralized design means that if one HEVO experiences a problem, it will not impact system-wide operation, improving uptime and performance.

Meanwhile, further downstream, the demand environment continues to improve, albeit more slowly than anticipated. However, the opportunities that are moving ahead are not the mega-projects that were contemplated earlier in the decade, but rather small-to-midscale projects in the 1-10 MW range. Whereas centralized electrolyzers tend to be more monolithic, which can pose a challenge for smaller-scale projects, our building-block approach unlocks unprecedented scalability and modularity, enabling our customers to start small to match today's modest demand and ramp-up production over time by adding additional Cubes incrementally as demand develops.

Fusion Fuel exited 2023 with strong positive momentum, having achieved multiple technology sale wins in the fourth quarter. Having rebounded from our early False Start, empowered by our best-in-class, modular electrolyzer technology, and with our leadership having proved its ability to adjust our gameplan on the fly, I am extremely excited about our company's future in 2024 and the years to come.



Jeffrey E. Schwarz
Chairman of the Board

4

02 —

MANAGEMENT LETTER






Dear Shareholders,

In composing our annual report for 2023, our thoughts are drawn to the milestones and challenges that have defined our journey throughout the past year. In our fourth quarter letter, we reflected on both the triumphs and tribulations that characterized our efforts in navigating the dynamic green hydrogen landscape. With this in mind, we have chosen to retain the opening paragraphs from our fourth quarter letter, as they provide an insightful and effective overview of the year in review. Building upon this foundation, we aim to provide a more comprehensive thesis by incorporating key insights and developments from throughout the year that speak to the progress we've made towards executing on our business plan and strengthening our competitive positioning in the market.

"You can't connect the dots looking forward; you can only connect them looking backward."

The past year was one defined by both challenges and triumphs for our company, largely mirroring the broader landscape of the dynamic green hydrogen industry. Amidst the turbulence, one overarching theme emerged: positioning for long-term, sustainable success. Throughout the year, we achieved several critical milestones that underscore the meaningful progress we have made towards building a best-in-class green hydrogen company. Notably, we celebrated the recognition of our first revenues, forged strategic partnerships and secured two hydrogen offtake contracts. However, perhaps the most significant breakthrough came with the commercialization and initial sales of our HEVO-Chain solution, which is expected to be a catalyst for substantial growth, particularly as we look ahead to 2024 and beyond.

Yet, we would be remiss not to acknowledge the hurdles we encountered along the way. Early in the year, we made the difficult yet necessary decision to revise our 2023 revenue guidance, in recognition of the slower-than-expected development of the green hydrogen value chain and downstream demand (something we recognized early in 2023 when we discontinued the HEVO-Sul project due to regulatory and licensing delays). The challenges we faced were not unique to our company but reflective of the broader industry's struggle to navigate a period of significant transformation and maturation.

Despite long-term, structural tailwinds supporting the prospects of the green hydrogen opportunity, our industry has encountered substantial growing pains typical of a new and high-velocity market. What was expected to be an inflection point in the evolution of the hydrogen value chain has instead proven to be one of uneven and inconsistent growth. The infrastructure bottleneck continues to pose a fundamental hurdle in the development of large-scale hydrogen production, and while the policy and regulatory landscape has begun to coalesce, we have not yet seen that translate to a significant acceleration in deployment. In parallel, electrolyzer technology globally has not yet proven that it is ready for deployment at large scale, as evidenced by several project shutdowns in Europe and North America, along with more general questions surrounding electrolyzer reliability, durability, and performance. These factors contributed to a challenging market environment in 2023, although we did see a significantly more active green hydrogen market in Europe over the second half of 2023.

We are confident that these do not represent structural challenges but rather short-term obstacles, ones which offer opportunities for strategic differentiation. We believe that the steps taken throughout 2023 and in early 2024 have significantly strengthened our market positioning and extended our competitive advantage:

- Our modular, plug-and-play HEVO-Chain technology positions us as a credible player in the small-to-mid-scale project segment, mitigating some of the underlying concerns facing larger commercial endeavors.
- Our low burn rate means that we are well-equipped to weather periods of slower-than-expected commercial activity than many of our peers, some of whom are only now embarking on cost reduction initiatives.
- Our portfolio of development projects continues to provide considerable value to the company, serving as both a built-in pipeline for technology sale opportunities and a source of vitally important grant funding. This complementary approach not only diversifies our revenue streams but also mitigates risk, providing us with a solid foundation for sustainable growth.
- Our track record of project delivery and ongoing technical performance, along with our in-house engineering and project development capabilities, positions us as a strong provider of end-to-end green hydrogen solutions.

"You've got to start with the customer experience and work back toward the technology, not the other way around."

In last year's letter, we discussed the nuances of green hydrogen demand and suggested that to unlock the full potential of hydrogen as a vector for decarbonization, electrolyzer technology needs to embrace the principles of customer-centricity, ensuring it is flexible enough to meet the distinct needs of both the use-case and end-user. We still see that commercial imperative in the market today – the green hydrogen value chain continues to develop more slowly than expected, and the projects that are being built tend to be smaller-scale and across a diverse set of applications.

However, flexibility has not traditionally been part of the conversation when thinking about the core design and operating principles of electrolyzer systems, which has historically started and stopped with *scale*. The dynamics of the past year have only further crystallized the importance of customer-centricity in the electrolyzer space, creating solutions that are relevant for the needs of the market today whilst helping position end-users for the scale that will come as the market develops.

From the outset, we have maintained that the most successful players in the electrolyzer market will be those that prioritize modularity and scalability, and reliability above all else – features often lacking in the monolithic design of centralized electrolyzers. Indeed, we have seen electrolyzer systems, both alkaline and PEM, suffering from teething pains and underperformance characteristic of a new technology: prohibitively high failure rates, suboptimal operating pressure, and throughput often falling well short of nameplate capacity. One of the fundamental challenges for centralized electrolyzers is that their size and complexity makes in-situ diagnosis and repair of performance issues very difficult, often requiring prolonged shutdowns and extensive downtime. Ensuring reliability and availability is crucial if green hydrogen is to establish itself as a credible vector for industrial decarbonization.

Our HEVO-Chain solution stands in stark contrast with the offerings currently available on the market, having been engineered from the ground up for scalability and resilience. At its core lies our HEVO micro-electrolyzers, the foundation of the HEVO-Chain platform. As a reminder, our proprietary HEVO architecture creates several sources of competitive advantage:



✓ **Cheaper power equipment** – Amperage requirements that are 1/8th that of a traditional PEM electrolyzer, for the same amount of power

✓ **Improved long-term performance** – Designed so degradation of individual electrochemical cells does not impact system-wide performance

✓ **Lower O&M cost, increased uptime** – Modular approach reduces maintenance cost and downtime, as service or replacement of groups of HEVOs can be performed in-situ

✓ **Superior response time** – Miniaturized electrochemical cells have a near immediate response time and can tolerate rapid fluctuations in power supply

✓ **Reduced losses** – Independent operation of higher performing electrochemical cells can decrease mismatch losses by 5-10%

✓ **Lower cost of production** – Rationalized design and lower-pressure operation enables the use of inexpensive structural materials (e.g., injection-molded plastic, titanium stamping)

✓ **Designed for industrial production & modular deployment** – Simplified engineering enables efficient production processes and scalable client solutions

The HEVOs are arranged in a series within Cubes – turnkey electrolyzer building-blocks – which can be deployed in incremental fashion alongside balance of system equipment dimensioned and customized for the facility. This approach enables us to deliver flexible, scalable solutions for every project configuration. And, most critically, the unique "stackless" cell architecture of the HEVO and modular design of the Cubes enhance reliability and reduce downtime, as service or replacement of HEVOs can be performed in-situ, without the need for service disruptions. With the HEVO-Chain, we believe we have a solution that is not only fit-for-purpose, but one that also delivers unparalleled operational resilience and flexibility in plant design.


HEVO-CHAIN™
SERIES-NC
Modular, scalable centralized electrolyzer
Building-block approach enables scalability from from 100 kW to multi-MW systems
BoP dimensioned for solution, includes H_2O system, oxygen separator and rectifiers
Commercial production started in 2H23
HC-CUBE
Modular building-block for HEVO-Chain platform
Cube module capacity ranges from 36 HEVOs (20kW) to 120 HEVOs (68kW)
HEVO-CHAIN™
SERIES-C
Turnkey, containerized electrolyzer
20-foot and 40-foot models can house up to 1 MW and 2.5 MW of electrolyzer capacity
Container includes dedicated rectifiers and H_2O purification; H_2 compression and storage systems installed separately
Commercial production to commence in 1H24

However, we cannot be complacent. Instead, we must underscore our commitment to the relentless innovation and continuous improvement of our HEVO-Chain platform. In the years following Fusion Fuel's inception, we were focused on *disruptive innovation*, progressing through four generations of our HEVO micro-electrolyzer in just three years' time, ultimately culminating in the transition from the HEVO-Solar to the HEVO-Chain. With our core product and form factor now in place, our attention turns to *sustaining innovation* — incremental improvements within our existing framework that we believe will enable us to significantly drive down our levelized cost of hydrogen and broaden our market and segment reach. Whether through reducing degradation rates, improving throughput, or increasing operating pressure, we believe these ongoing improvements will help us further extend our competitive advantage. Nevertheless, we always keep one eye on the horizon, aggressively pursuing the longer-term, disruptive innovations that will ensure Fusion Fuel remains at the leading-edge in the green hydrogen solutions space.

"Your first sale is the key that unlocks the door to exponential growth."

With all that said, there's no point in sugar-coating it: Fusion Fuel fell short of its revenue goals in 2023. As discussed in depth in last year's quarterly letters, our initial guidance anticipated material revenues from the sale of two green hydrogen projects in our development portfolio. However, several unexpected challenges, particularly the absence of a clear regulatory framework for permitting green hydrogen projects, resulted in significant delays in securing the necessary development licenses. This, in conjunction with the impending expiration of project grants at the end of 2023, ultimately meant that we would not be able to complete these projects within the allocated timeframe and therefore could not realize the expected revenues from their development and sale. The resulting decision to revise our revenue guidance was a difficult pill to swallow, particularly in an environment where both market participants and the investment community are laser-focused on operational execution.

Despite these challenges, we must also acknowledge the significant milestone Fusion Fuel achieved in 2023: the recognition of €4.1 million in revenues. While this figure may fall short of our initial projections, its symbolic importance cannot be overstated. This marks our company's inaugural year of revenue generation, signifying a tangible step forward in our journey towards sustainable growth. As retail magnate Theo Paphitis famously remarked, "Making the first million is hard; making the next 100 million is easy", and we are confident that will prove to be the case for our company as well. With the commercialization of the HEVO-Chain now complete and commissioning underway for the first project using this next-gen solution, we are poised to capitalize on our momentum and drive accelerated growth in 2024 and beyond. We are targeting €34 million in sales in 2024 – approximately €7 million of which is already contracted for – which would put us in the same category as several of our more established peers.

On the other side of the ledger, throughout 2023 we championed a culture of financial discipline and rigorous cash management, which also entailed a comprehensive review of our cost structure. That process yielded material savings from cost of materials to general operating costs, and we are already seeing the fruits of our labor with a reduced cost base entering 2024. Overall, our SG&A for 2023 was €5 million lower year-over-year. The main drivers of this decrease compared to 2022 related to reductions in personnel costs (€1.4 million), impairments related to our Evora project (€3.1 million) and professional fees (€0.5 million). With our lean cost structure, we are forecasting SG&A of between €14 - €16 million for 2024, which is a market leading figure for the electrolyzer space.

Nevertheless, the obvious and persistent disparity in our valuation relative to our peers remains difficult to ignore. We continue to believe that (1) uncertainty surrounding our capital position is of paramount concern for the investment community and (2) capitalizing the business to establish clear sightlines to profitability will remedy the valuation disconnect. As noted in previous letters, we are actively exploring multiple avenues to solidify our capital position and we are confident that doing so will not only create substantial long-term value for our shareholders and but will also bring us into closer alignment with our peer group.

"A company can outperform rivals only if it can establish a difference that it can preserve."

In an industry like ours – characterized by intense competition, rapid change, and nearly unlimited choice – securing a sustainable competitive advantage is paramount for long-term success. While that advantage can take many forms, our contention is that a strategy of differentiation, whereby a company offers a product or service that distinct or superior to that offered by the competition, provides the most lasting and durable source of advantage. Our primary competitive edge stems from our modular technology and decentralized architecture, which sets us apart from the field. However, we also possess a second source of advantage: a complementary service proposition that positions us as a credible provider of end-to-end green hydrogen solutions.


1
Technology & Equipment Sales
Fusion Fuel supplies proprietary electrolyzer technology to third-party project developers
Revenues from sale of equipment and ongoing, after-sales maintenance and monitoring
3
Engineering Services
Fusion Fuel offers end-to-end systems engineering services for green hydrogen plants
Provides services ranging from concept and design support, EPC services, commissioning support, and O&M
Revenues from advisory engagements, balance of plant equipment sales
Benavente Production Facility (PT)
Unlocks industrialized production of HEVO tech
Ramping production capacity from 25 MW to 250 MW by YE 2025
Dimensioned for 500 MW of annual throughput
2
Project Origination & Development
Fusion Fuel originates green hydrogen projects in Iberia and creates value along development lifecycle as milestones are achieved (e.g., strategic land, grants, permitting)
Projects are designed to use Fusion Fuel tech, contributing to order flow for equipment sales
Revenues from sale of green hydrogen; partial or total sale of project SPVs

Our go-to-market strategy remains largely unchanged: we continue to focus our tech-sale efforts on small-to-midscale projects below 10 MW in size, a segment of the market where we can compete effectively on pricing, time-to-delivery, and design considerations. We also continue to prioritize the same three core customer segments where we believe our value proposition is more compelling: mobility & logistics, industrial decarbonization, and gas blending. At the end of 2023, our sales pipeline included 45 HEVO-Chain proposals submitted totaling 162 MW of electrolysis capacity and €172 million of associated revenues. Of these, 5 proposals had been shortlisted, representing 46 MW of electrolysis capacity and €67 million of associated revenues. The enthusiastic market response to our HEVO-Chain solution reinforces our confidence in meeting near-term performance objectives within our tech-sale vertical.

The second pillar of Fusion Fuel's go-to-market model is our project origination and development vertical. While 2023 saw a shift in strategy in favor of our equipment sale business line, we have nonetheless continued to mature our European project portfolio in the background, securing strategic sites, licenses, and grant funding. These ongoing efforts have created considerable unrealized value within our development assets. Our strategy entails selling these projects to infrastructure investors or industrial players, allowing us to monetize the value created through development fees and / or by ensuring that the projects are developed using our own proprietary technology. In this way, the development portfolio not only directly contributes to our tech sale pipeline, but also derisks our growth plan by reducing our dependence on competing for tech sale business to build our order book.

As 2023 unfolded, we found ourselves in greater need of front-end project design and engineering services. However, we observed a distinct dearth of expertise in the market

specifically relating to green hydrogen project development. As a result, we made the decision to build out our in-house engineering capabilities, initially as a shared service to support our project development and tech-sale business lines. The overwhelming interest in these advisory and EPC services from numerous customers and prospective clients led us to subsequently formalize the Engineering division as a standalone commercial vertical. The scope of Engineering's services encompasses all facets of hydrogen plant development, including advisory and concept design, engineering support, procurement services, construction and commissioning, and O&M services. Given the scarcity of expertise in this specialized field, we believe our ability to be a comprehensive solution provider for our customers, providing end-to-end services spanning the lifecycle of a hydrogen project, can be a meaningful source of differentiation in the market.

Our ability to be a one-stop-shop for our clients generates positive synergies across our entire business. In addition to supplying our clients with electrolyzers – which often represent only half of the total project capex – we are now also able to provide critical balance of plant equipment and front-end advisory and project execution services, enabling us to capture a significantly larger share of project expenditures. In this way, our engineering services create a halo effect, strengthening our reputation in the market and positioning us as a trusted partner for our clients. As business theorist W. Edwards Deming said: "Profit in business comes from repeat customers, customers that boast about your project or service and that bring friends with them." We are confident the trust derived from being an end-to-end green hydrogen solutions provider will create opportunities for repeat business—indeed, for nearly all our existing clients, we are already designing and submitting proposals for follow-on projects, which we believe will be one of the keys to achieving our growth aspirations. To that end, we already achieved a significant milestone in the fourth quarter of 2023 with the first instance of repeat business following the announcement of two 1.25 MW projects for a customer in Portugal over consecutive months.

In a relatively short period of time, our Engineering service line has already established itself as a material revenue stream and a potential driver of significant growth. We expect our Engineering services to generate approximately €2 million in equipment sales and approximately €10 million in balance of plant sales. Finally, by using our engineering services to support new players as they navigate the complexities of green hydrogen plant development, we aim to cultivate enduring client relationships that will contribute to our long-term success.

Having laid the groundwork for success in 2023, we are now poised to reap the fruits of our labor with multiple commercial milestones slated for 2024, including the imminent completion of our inaugural HEVO-Chain project—a 300-kW facility serving one of the world's leading cement manufacturers—along with the anticipated delivery of an additional six systems by year end. With these achievements, we are not only showcasing the tangible benefits of our innovative solutions but also reinforcing our status as a market leader in the rapidly growing green hydrogen sector. Our differentiated and synergistic commercial model underpins this leadership position, setting us apart as a credible and trusted partner for our clients.

"The best way to predict the future is to create it."

2023 was a critical transitional year for Fusion Fuel, marked by a successful pivot to our cutting-edge HEVO-Chain technology, the continued maturation of our commercial business, and meaningful changes to the senior leadership team and organizational structure to ensure our business is fit for purpose and aligned with our distinctive strengths. Despite our numerous commercial milestones, we believe the uncertainty around our capital position continues to hamper our performance in the capital markets. Nevertheless, we remain optimistic about our market positioning and prospects for 2024 and beyond. While the industry grapples with credibility issues driven by slower-than-expected growth and extensive technical underperformance, we view these challenges as an opportunity to distinguish Fusion Fuel as a market leader. Armed with our differentiated electrolyzer solution and modular building-block approach, a strategic project portfolio, world-class production facility, and unique end-to-end service model, we are poised to assert ourselves as a leading provider of green hydrogen solutions.

We are very pleased with the early returns in 2024 thus far, highlighted by the installation and commissioning of our inaugural HEVO-Chain project, the first of six or seven such systems which we expect to install for customers this year. However, the single most transformational development was the designation of our Sines Hydrogen Valley project as an Important Project of Common European Interest earlier this year, which feels like a "before and after" moment for our company. Given the immense size and potential value creation attributable to the project, we see this designation as a gamechanger for Fusion Fuel and signals a paradigm shift for the entire green hydrogen industry in Portugal.

As always, we want to extend our gratitude and appreciation to our shareholders, partners, and employees for their steadfast support as we embark on this exciting new chapter of growth and opportunity. Together we are building a cleaner and more sustainable future.

Yours Sincerely,



Frederico Figueira de Chaves
Chief Executive Officer



Gavin Jones
Chief Financial Officer a.i & Chief Accounting Officer

03 —

ANNUAL REPORT HIGHLIGHTS



2023 Highlights

- Recognized first revenues; cumulatively booked €4.1 million in 2023

- Awarded ~€17 million in project grant funding

- Entered into green hydrogen offtake agreements with Dourogas and Hydrogen Ventures

- Entered into partnership agreements with Toyota Material Handling España (Spain), Duferco Energia (Italy), and Elemental Clean Fuels (North America)

- Commercialized turnkey, modular HEVO-Chain solution

- Reduced headcount by ~30% from highest point in 1Q23; reduced operating costs 22% year-on-year

- Published inaugural ESG Report

- Finalized acceptance tests and commenced operation at the Exolum hydrogen plant

- Received two orders for 1.25 MW HEVO-Chain systems to be delivered to projects in Portugal in 2024

- Received order for 300 kW HEVO-Chain system from leading global building solutions supplier for delivery in 1H 2024

- Won €2.46 million green hydrogen equipment supply contract with CSIC in Spain

- Signed securities purchase agreement with Belike Nominees Pty Ltd., a Macquarie Group Company, for $20 million convertible note

2024 Subsequent Events
(through March 2024)

- Received notice from European Commission of IPCEI designation for 630 MW HEVO-Portugal Project

- Raised ~€6 million from at-the-market program to strengthen capital position

- Awarded €1.015 million grant from European Commission as part of H2tALENT Consortium

Key Figures

Key Financial results / metrics (€'000)	2023	2022
Profit/loss		
Revenues	4,144	-
Cost of sales[1]	(20,088)	(8,765)
Operating expenses[2]	(21,119)	(25,982)
Pre-tax loss	(30,857)	(2,313)
Balance sheet		
Non-current assets	31,028	26,623
Cash balance	1,147	8,164
Inventory	3,672	22,336
Trade payables	11,015	3,680
Equity	2,731	29,353
Employees		
Headcount at end of period (FTE)	124	151
Production staff : Non-production staff	53 : 71	58 : 93
Grants		
Grants Approved	61,015	60,000
Grant Payments Received to date	7,975	3,378

[1] Included within cost of sales are impairments recorded on inventory (€15.2 million) and property, plant and equipment (€3.3 million). These impairment charges (€18.5 million) were discussed during our Q3 2023 and Q4 2023 investor updates.

[2] Further impairment charges of €2.2 million have been recorded within this amount. These impairments relate to our internally generated production assets. In addition, we recorded a fair value gain of €6.9 million during the year, which related to the outstanding warrants. These are accounted for as derivative financial instruments.

2024 Guidance

2023 FULL YEAR RESULTS

Revenue of €4.1m
First revenues recorded

SG&A of €15.8m
Reduction of €2.6m (22%) vs. 2022

Capex of €4.9m
Reduction of €5.5m (53%) vs. 2022

2024 GUIDANCE

Total Sales of €34m[1]

Contracted Sales of €7.3m
1.7 x increase compared to 2023

Sales in Negotiation of €26.7m
Includes project & HEVO-Chain sales

SG&A of €14–16m
9% - 20% of further savings in 2024

Capex of €8-10m
Investments in Automation and R&D

[1] As noted previously, revenue recognition does not always follow sales/inflows so the revenue recognized may not equate to sales made.

Projections are based on the financial and business model of Fusion Fuel, constitute "forward-looking statements", and involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different. See disclosures and disclaimers at the start of this presentation.

FUSION-FUEL™

Ireland
Fusion Fuel Green Plc.
The Victorians
15 - 18 Earlsfort Terrace
Saint Kevin's - Dublin 2
Ireland
contact@fusion-fuel.eu

Portugal
Fusion Fuel Portugal
Rua da Fábrica, S/N, Sabugo
2715-376 Almargem do Bispo
Portugal
contact@fusion-fuel.eu

Shareholder Inquiries
Information about the firm, including all quarterly earnings releases and financial filings with the U.S. Securities and Exchange Commission, can be accessed via our Web site at www.fusion-fuel.eu

Shareholder inquiries can also be directed to Investor Relations via email at
ir@fusion-fuel.eu

Transfer Agent and Registrar for Ordinary Shares
Questions from registered shareholders of Fusion Fuel Green Plc. regarding lost or stolen stock certificates, dividends, changes of address, and other issues related to registered share ownership should be addressed to:

Continental Stock Transfer & Trust Company
1 State Street
New York, NY 10004
Attn: Ana Gois

